UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

A. M. Castle & Co.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

148411101

(Cusip Number)

Jonathan B. Mellin
30 N. LaSalle Street
Suite 1232
Chicago, IL 60602

(312) 726-3110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
W. B. & Co.
(General Partners: Jonathan B. Mellin and Reuben S. Donnelley)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
-0-
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			-0-
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,759,076 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
26.9% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions):
PN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Jonathan B. Mellin

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
189,646
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			9,628,410
Each
Reporting		9.	Sole Dispositive Power:
Person			280,377
With

		10.	Shared Dispositive Power:
869,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,818,056 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
30.2% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
Reuben S. Donnelley

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Illinois

		7.	Sole Voting Power:
33,471
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			8,759,076
Each
Reporting		9.	Sole Dispositive Power:
Person			33,471
With

		10.	Shared Dispositive Power:
-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
8,792,547 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
27.0% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 148411 10 1

1.	Names of Reporting Persons:
FOM Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) / /
(b) /x/

3.	SEC Use Only:

4.	Source of Funds (See Instruction):
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.	Citizenship or Place of Organization:
Nevada

		7.	Sole Voting Power:
1,594,372
Number of Shares
Beneficially		8.	Shared Voting Power:
Owned by			572,688
Each
Reporting		9.	Sole Dispositive Power:
Person			8,988,611
With

		10.	Shared Dispositive Power:
572,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
9,561,299 (See Item 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): / /

13.	Percent of Class Represented by Amount in Row (11):
29.4% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016.

14.	Type of Reporting Person (See Instructions)
CO

Explanatory Note

This Amendment No. 17 (this “Amendment No. 17”) relates to the Common Stock of A. M. Castle & Co., a Maryland corporation (the “Company”), which has its principal executive offices at 1420 Kensington Road, Suite 220, Oak Brook, Illinois.  This Amendment No. 17 is being filed solely to correct a clerical error in the Schedule 13D/A filed by the Reporting Persons on November 4, 2016 (“Amendment No. 16”) related to the number of shares beneficially owned by the Reporting Persons. Specifically, Jonathan B. Mellin beneficially owns 280,377 shares of Common Stock with sole dispositive power and FOM Corporation beneficially owns 8,98,611 shares of Common Stock with sole dispositive power rather than 247,248 and 9,425,654, respectively, as previously disclosed in Amendment No. 16. The aggregate amount of shares of Common Stock beneficially owned by Jonathan B. Mellin is unchanged. The aggregate amount of shares of Common Stock beneficially owned by FOM Corporation is 9,561,299 rather than 9,998,342 as previously disclosed in Amendment No. 16. Except as otherwise set forth herein, this Amendment No. 17 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer.

The information concerning percentages of ownership set forth on the facing pages for each Reporting Person is based on 32,549,823 shares of Common Stock reported outstanding as of November 4, 2016, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

(a) W.B. & Co.: 8,759,076 shares of Common Stock (26.9% based on 32,549,823 shares outstanding as of November 4, 2016).

Jonathan B. Mellin: 9,818,056 shares of Common Stock (30.2% based on 32,549,823 shares outstanding as of November 4, 2016).

Reuben S. Donnelley: 8,792,547 shares of Common Stock (27.0% based on 32,549,823 shares outstanding as of November 4, 2016).

FOM Corporation: 9,561,299 shares of Common Stock (29.4% based on 32,549,823 shares of Common Stock outstanding as of November 4, 2016).

(b) See facing pages for each Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2016	W.B. & Co.
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin General Partner
November 14, 2016	/s/ Jonathan B. Mellin
Jonathan B. Mellin
November 14, 2016	/s/ Reuben S. Donnelley
Reuben S. Donnelley
November 14, 2016	FOM Corporation
By: /s/ Jonathan B. Mellin
Jonathan B. Mellin President